Management's Discussion and Analysis

Years ended December 31, 2023 and 2022

Forward looking statements
Certain statements in this Management's Discussion & Analysis ("MD&A"), and in particular the "Outlook" section, contain forward-looking information and forward-looking statements (collectively referred to herein as the "Forward-Looking Statements") within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify Forward-Looking Statements. In particular, but without limiting the forgoing, this MD&A contains Forward-Looking Statements pertaining to: (i) our strong pipeline of new products and a growing reputation as a trusted partner in our areas of specialization; (ii) the potential of our highly-scalable asset management platform; (iii) our positioning to benefit from a highly constructive operating environment for precious metals and critical materials in fiscal 2024; (iv) the eventual monetization of shares received on the realization of a previously unrecorded contingent asset from a historical acquisition; (vi) the potential contingent consideration owing on last year's acquisition of assets relating to the North Shore Global Uranium Mining ETF (“URNM”) acquisition; and (vii) the declaration, payment and designation of dividends and confidence that our business will support the dividend level without impacting our ability to fund future growth initiatives.

Although the Company believes that the Forward-Looking Statements are reasonable, they are not guarantees of future results, performance or achievements. A number of factors or assumptions have been used to develop the Forward-Looking Statements, including: (i) the impact of increasing competition in each business in which the Company operates will not be material; (ii) quality management will be available; (iii) the effects of regulation and tax laws of governmental agencies will be consistent with the current environment; (iv) the impact of public health outbreaks; and (v) those assumptions disclosed herein under the heading "Critical Accounting Estimates and significant judgments". Actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements should assumptions underlying the Forward-Looking Statements prove incorrect or should one or more risks or other factors materialize, including: (i) difficult market conditions; (ii) poor investment performance; (iii) failure to continue to retain and attract quality staff; (iv) employee errors or misconduct resulting in regulatory sanctions or reputational harm; (v) performance fee fluctuations; (vi) a business segment or another counterparty failing to pay its financial obligation; (vii) failure of the Company to meet its demand for cash or fund obligations as they come due; (viii) changes in the investment management industry; (ix) failure to implement effective information security policies, procedures and capabilities; (x) lack of investment opportunities; (xi) risks related to regulatory compliance; (xii) failure to manage risks appropriately; (xiii) failure to deal appropriately with conflicts of interest; (xiv) competitive pressures; (xv) corporate growth which may be difficult to sustain and may place significant demands on existing administrative, operational and financial resources; (xvi) failure to comply with privacy laws; (xvii) failure to successfully implement succession planning; (xviii) foreign exchange risk relating to the relative value of the U.S. dollar; (xix) litigation risk; (xx) failure to develop effective business resiliency plans; (xxi) failure to obtain or maintain sufficient insurance coverage on favorable economic terms; (xxii) historical financial information being not necessarily indicative of future performance; (xxiii) the market price of common shares of the Company may fluctuate widely and rapidly; (xxiv) risks relating to the Company’s investment products; (xxv) risks relating to the Company's proprietary investments; (xxvi) risks relating to the Company's private strategies business; (xxvii) those risks described under the heading "Risk Factors" in the Company’s annual information form dated February 20, 2024; and (xxviii) those risks described under the headings "Managing Financial Risk" and "Managing Non-Financial Risk" in this MD&A. In addition, the payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Company will be at the discretion of the board of directors of the Company and will be established on the basis of the Company’s earnings, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors. The Forward-Looking Statements speak only as of the date hereof, unless otherwise specifically noted, and the Company does not assume any obligation to publicly update any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.

Management's discussion and analysis
This MD&A of financial condition and results of operations, dated February 20, 2024, presents an analysis of the consolidated financial condition of the Company and its subsidiaries as at December 31, 2023, compared with December 31, 2022, and the consolidated results of operations for the three and twelve months ended December 31, 2023, compared with the three and twelve months ended December 31, 2022. The board of directors of the Company approved this MD&A on February 20, 2024. All note references in this MD&A are to the notes to the Company's December 31, 2023 audited annual consolidated financial statements ("annual financial statements"), unless otherwise noted. The Company was incorporated under the Business Corporations Act (Ontario) on February 13, 2008.
Presentation of financial information
The annual financial statements, including the required comparative information, have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). Financial results, including related historical comparatives contained in this MD&A, unless otherwise specified herein, are based on the annual financial statements. While the Company's source and presentation currency is the U.S. dollar, IFRS requires that the Company measure its foreign exchange gains and losses through its consolidated statements of operations and comprehensive income using the Canadian dollar as its functional currency. Accordingly, all dollar references in this MD&A are in U.S. dollars, however the translation gains and losses were measured using the Canadian dollar as the functional currency. The use of the term "prior period" refers to the three and twelve months ended December 31, 2022.

Key performance indicators and non-IFRS and other financial measures
The Company measures the success of its business using a number of key performance indicators that are not measurements in accordance with IFRS and should not be considered as an alternative to net income (loss) or any other measure of performance under IFRS. Non-IFRS financial measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Our key performance indicators and non-IFRS and other financial measures are discussed below. For quantitative reconciliations of non-IFRS financial measures to their most directly comparable IFRS financial measures, please see page 15 of this MD&A.
Assets under management
Assets under management ("AUM") refers to the total net assets managed by the Company through its various investment product offerings and managed accounts. Prior to the exit of our non-core asset management business domiciled in Korea ("Korea"), we divided our total AUM into two distinct categories: Core and Non-core. Core AUM arose from our IFRS reportable segments involved in asset management activities (exchange listed products segment, managed equities segment and the private strategies segment) and non-core AUM arose from IFRS non-reportable segments (primarily Korea).
Net inflows
Net inflows result in changes to AUM, and as such, have a direct impact on the revenues and earnings of the Company. They are described individually below:
At-the-market ("ATM") transactions and ETF unit creations
ATM transactions of our physical trusts and new 'creations' of ETF units are the primary manner in which inflows arise in our exchange listed products segment.
Net sales
Fund sales (net of redemptions) are the primary manner in which inflows arise in our managed equities segment.
Net capital calls
Capital calls, net of capital distributions ("net capital calls") are the primary manner in which inflows arise in our private strategies segment.
Other net inflows
Other net inflows include: (1) new AUM from fund launches; (2) fund acquisitions; and (3) lost AUM from fund closures. It is possible for committed capital in our private strategies to earn a commitment fee despite being uncalled, in which case, it will also be included in this category as AUM.
Net fees
Management fees, net of trailer, sub-advisor, fund expenses and direct payouts, and carried interest and performance fees, net of carried interest and performance fee payouts (internal and external), are key revenue indicators as they represent the net revenue contribution after directly associated costs that we generate from our AUM.
Net commissions
Commissions, net of commission expenses (internal and external), arise from purchases and sales of uranium in our exchange listed products segment and transaction-based service offerings by our broker-dealers.
Net compensation
Net compensation excludes commission expenses paid to employees, other direct payouts to employees, carried interest and performance fee payouts to employees, which are all presented net of their related revenues in this MD&A, and severance, new hire accruals and other which are non-recurring.
Total shareholder return
Total shareholder return is the financial gain (loss) that results from a change in the Company's share price, plus any dividends paid over the period.

EBITDA, adjusted EBITDA, adjusted base EBITDA and operating margin
EBITDA in its most basic form is defined as earnings before interest expense, income taxes, depreciation and amortization. EBITDA (or adjustments thereto) is a measure commonly used in the investment industry by management, investors and investment analysts in understanding and comparing results by factoring out the impact of different financing methods, capital structures, amortization techniques and income tax rates between companies in the same industry. While other companies, investors or investment analysts may not utilize the same method of calculating EBITDA (or adjustments thereto), the Company believes its adjusted base EBITDA metric, in particular, results in a better comparison of the Company's underlying operations against its peers and a better indicator of recurring results from operations as compared to other non-IFRS financial measures. Operating margins are a key indicator of a company’s profitability on a per dollar of revenue basis, and as such, is commonly used in the financial services sector by analysts, investors and management.
Neither EBITDA, adjusted EBITDA, adjusted base EBITDA, or operating margin have a standardized meaning under IFRS. Consequently, they should not be considered in isolation, nor should they be used in substitute for measures of performance prepared in accordance with IFRS.
The following table outlines how our EBITDA, adjusted EBITDA, adjusted base EBITDA and operating margin measures are determined:

	3 months ended		12 months ended

(in thousands $)	Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2023	Dec. 31, 2022
Net income for the period	9,664	7,331	41,799	17,632
Adjustments:
Interest expense	844	1,076	4,060	2,923
Provision for income taxes	1,159	2,372	8,492	7,447
Depreciation and amortization	658	710	2,843	3,355
EBITDA	12,325	11,489	57,194	31,357
Other adjustments:
(Gain) loss on investments (1)	(2,808)	930	(1,375)	10,242
Amortization of stock based compensation	4,260	3,635	16,282	14,546
Other (income) and expenses (2)	5,263	2,560	219	15,929
Adjusted EBITDA	19,040	18,614	72,320	72,074

Other adjustments:
Carried interest and performance fees	(503)	(1,219)	(891)	(3,265)
Carried interest and performance fee payouts - internal	222	567	458	1,596
Carried interest and performance fee payouts - external	—	121	—	597
Adjusted base EBITDA	18,759	18,083	71,887	71,002
Operating margin (3)	56%	59%	57%	57%
(1) This adjustment removes the income effects of certain gains or losses on short-term investments, co-investments, and digital gold strategies to ensure the reporting objectives of our EBITDA metric as described above are met.
(2) In addition to the items outlined in Note 5 of the annual financial statements, this reconciliation line also includes $0.2 million severance, new hire accruals and other for the three months ended December 31, 2023 (three months ended December 31, 2022 - $1.2 million) and $5.6 million for the year ended December 31, 2023 (year ended December 31, 2022 - $5.2 million). This reconciliation line excludes income (loss) attributable to non-controlling interest of $0.1 million for the three months ended December 31, 2023 (three months ended December 31, 2022 - $0.3 million) and ($0.9) million for the year ended December 31, 2023 (year ended December 31, 2022 - ($0.5) million).
(3) Calculated as adjusted base EBITDA inclusive of depreciation and amortization. This figure is then divided by revenues before gains (losses) on investments, net of direct costs as applicable.

Business development & outlook
•A key area of focus this year was the strategic exit of all remaining non-core businesses across the Company. This initiative led to the third quarter exit of our legacy, non-core asset management business domiciled in Korea. In the second quarter of the year, we exited our former Canadian broker-dealer.

•During the year, the Company bought back 126,353 shares, or 0.49% of our January 1, 2023 float, for total proceeds of $4.2 million.

•In the third quarter, we completed a review of our current and near-term funding and borrowing needs and determined that we no longer require a $120 million credit facility. Consequently, the Company lowered the maximum borrowing capacity under its credit facility to $75 million. In addition, as part of the Company’s ongoing treasury and balance sheet management program, we paid down $30.2 million on our line of credit to a December 31, 2023 outstanding balance of $24.2 million (December 31, 2022: $54.4 million).

•During the second quarter, we successfully closed our fund raising efforts on a new lending fund and a new streaming fund in our private strategies segment. The capital raises led to $688 million of new AUM in the year.

•In the first quarter of the year, we launched five new exchange listed products focused on providing investors with pure-play exposure to critical materials essential to the generation, transmission and storage of cleaner energy. The five funds were: Sprott Energy Transition Materials ETF (Nasdaq: SETM), Sprott Lithium Miners ETF (Nasdaq: LITP), Sprott Junior Uranium Miners ETF (Nasdaq: URNJ), Sprott Junior Copper Miners ETF (Nasdaq: COPJ); and Sprott Nickel Miners ETF (Nasdaq: NIKL).

With the exit of low operating margin, non-core businesses, a reduction in financial leverage and introduction of new critical materials product offerings to our focused and scalable operating platform, the Company is well positioned to benefit from a highly constructive operating environment for precious metals and critical materials in fiscal 2024. Subsequent to year-end, we continue to benefit from our late 2023 asset growth as well as ongoing strength in uranium prices. As at February 16, 2024, AUM was $29.2 billion, up 2% from $28.7 billion at December 31, 2023.

Results of operations
Summary financial information

(In thousands $)	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022
Summary income statement
Management fees	34,485	33,116	33,222	31,434	28,405	29,158	30,620	27,172
Trailer, sub-advisor and fund expenses	(1,968)	(1,557)	(1,635)	(1,554)	(1,204)	(1,278)	(1,258)	(853)
Direct payouts	(1,283)	(1,472)	(1,342)	(1,187)	(1,114)	(1,121)	(1,272)	(1,384)
Carried interest and performance fees	503	—	388	—	1,219	—	—	2,046
Carried interest and performance fee payouts - internal	(222)	—	(236)	—	(567)	—	—	(1,029)
Carried interest and performance fee payouts - external (1)	—	—	—	—	(121)	—	—	(476)
Net fees	31,515	30,087	30,397	28,693	26,618	26,759	28,090	25,476

Commissions	1,331	539	1,647	4,784	5,027	6,101	6,458	13,077
Commission expense - internal	(161)	(88)	(494)	(1,727)	(1,579)	(2,385)	(2,034)	(3,134)
Commission expense - external (1)	(441)	(92)	(27)	(642)	(585)	(476)	(978)	(3,310)
Net commissions	729	359	1,126	2,415	2,863	3,240	3,446	6,633

Finance income	1,214	1,181	1,277	1,180	1,439	933	1,186	1,433
Gain (loss) on investments	2,808	(1,441)	(1,950)	1,958	(930)	45	(7,884)	(1,473)
Other income (2)	405	(73)	19,763	1,250	999	(227)	170	208
Total net revenues(3)	36,671	30,113	50,613	35,496	30,989	30,750	25,008	32,277

Compensation	16,675	16,825	21,610	19,103	17,030	18,934	19,364	21,789
Direct payouts	(1,283)	(1,472)	(1,342)	(1,187)	(1,114)	(1,121)	(1,272)	(1,384)
Carried interest and performance fee payouts - internal	(222)	—	(236)	—	(567)	—	—	(1,029)
Commission expense - internal	(161)	(88)	(494)	(1,727)	(1,579)	(2,385)	(2,034)	(3,134)
Severance, new hire accruals and other	(179)	(122)	(4,067)	(1,257)	(1,240)	(1,349)	(2,113)	(514)
Net compensation	14,830	15,143	15,471	14,932	12,530	14,079	13,945	15,728

Severance, new hire accruals and other (4)	179	122	4,067	1,257	1,240	1,349	2,113	514
Selling, general and administrative	4,195	4,000	4,988	4,267	4,080	4,239	4,221	3,438
Interest expense	844	882	1,087	1,247	1,076	884	483	480
Depreciation and amortization	658	731	748	706	710	710	959	976
Other expenses	5,142	3,811	471	2,824	1,650	5,697	868	1,976
Total expenses	25,848	24,689	26,832	25,233	21,286	26,958	22,589	23,112

Net income (5)	9,664	6,773	17,724	7,638	7,331	3,071	757	6,473
Net income per share (6)	0.38	0.27	0.70	0.30	0.29	0.12	0.03	0.26
Adjusted base EBITDA	18,759	17,854	17,953	17,321	18,083	16,837	17,909	18,173
Adjusted base EBITDA per share	0.75	0.71	0.71	0.68	0.72	0.67	0.71	0.73
Operating margin	56%	56%	57%	57%	59%	55%	55%	57%

Summary balance sheet
Total assets (7)	378,835	375,948	381,519	386,765	383,748	375,386	376,128	380,843
Total liabilities (8)	73,130	79,705	83,711	108,106	106,477	103,972	89,264	83,584

Total AUM	28,737,742	25,398,159	25,141,561	25,377,189	23,432,661	21,044,252	21,944,675	23,679,354
Average AUM	27,014,109	25,518,250	25,679,214	23,892,335	22,323,075	21,420,015	23,388,568	21,646,082
(1) These amounts are included in the "Trailer, sub-advisor and fund expenses" line on the consolidated statements of operations.
(2) The majority of the amount in Q2, 2023 relates to the receipt of shares on the realization of a previously unrecorded contingent asset from a historical acquisition.
(3) Total revenues for the year ended December 31, 2023 were $169,021 (December 31, 2022- $145,182; December 31, 2021- $164,645).
(4) The majority of the Q2, 2023 amount is accelerated compensation and other transition payments to the former CEO on the successful completion of the sale of Sprott Capital Partners ("SCP") during the second quarter.
(5) Net income for the year ended December 31, 2023 was $41,799 (December 31, 2022 - $17,632; December 31, 2021- $33,185).
(6) Basic and diluted net income per share for the year ended December 31, 2023 was $1.66 and $1.60, respectively (December 31, 2022 - $0.70 and $0.67, respectively; December 31, 2021 - $1.33 and $1.28, respectively).
(7) Total assets as at December 31, 2023 were $378,835 (December 31, 2022 - $383,748; December 31, 2021- $365,873).
(8) Total liabilities as at December 31, 2023 were $73,130 (December 31, 2022 - $106,477; December 31, 2021 - $74,654).

AUM summary
AUM was $28.7 billion as at December 31, 2023, up $3.3 billion (13%) from September 30, 2023 and up $5.3 billion (23%) from December 31, 2022. On a three and twelve months ended basis, we benefited from strong uranium prices, as well as inflows across the majority of our exchange listed products. We also benefited from capital raises in our private strategies funds.

3 months results

(In millions $)	AUM Sep. 30, 2023	Net inflows (1)	Market value changes	Other net inflows (1)	AUM Dec. 31, 2023	Blended net management fee rate (2)

Exchange listed products
- Physical trusts
- Physical Gold Trust	5,866	(5)	671	—	6,532	0.35%
- Physical Uranium Trust	4,611	55	1,107	—	5,773	0.30%
- Physical Gold and Silver Trust	3,916	(75)	389	—	4,230	0.40%
- Physical Silver Trust	3,826	(27)	271	—	4,070	0.45%
- Physical Platinum & Palladium Trust	114	5	(3)	—	116	0.50%
- Exchange Traded Funds
- Critical Materials ETFs	1,680	429	34	—	2,143	0.59%
- Precious Metals ETFs	316	(8)	31	—	339	0.31%
	20,329	374	2,500	—	23,203	0.39%

Managed equities
- Precious metals strategies	1,432	(53)	187	—	1,566	0.86%
- Other (3)	1,023	212	73	16	1,324	1.05%
	2,455	159	260	16	2,890	0.94%

Private strategies	2,614	(8)	39	—	2,645	0.91%

Core AUM	25,398	525	2,799	16	28,738	0.50%

Non-core AUM	—	—	—	—	—	n/a

Total AUM (5)	25,398	525	2,799	16	28,738	0.50%

12 months results

(In millions $)	AUM Dec. 31, 2022	Net inflows (1)	Market value changes	Other net inflows (1)	AUM Dec. 31, 2023	Blended net management fee rate (2)

Exchange listed products
- Physical trusts
- Physical Gold Trust	5,746	66	720	—	6,532	0.35%
- Physical Uranium Trust	2,876	269	2,628	—	5,773	0.30%
- Physical Gold and Silver Trust	3,998	(75)	307	—	4,230	0.40%
- Physical Silver Trust	4,091	36	(57)	—	4,070	0.45%
- Physical Platinum & Palladium Trust	138	14	(36)	—	116	0.50%
- Exchange Traded Funds
- Critical Materials ETFs	857	755	521	10	2,143	0.59%
- Precious Metals ETFs	349	(14)	4	—	339	0.31%
	18,055	1,051	4,087	10	23,203	0.39%

Managed equities
- Precious metals strategies	1,721	(147)	(8)	—	1,566	0.86%
- Other (3)	1,032	207	69	16	1,324	1.05%
	2,753	60	61	16	2,890	0.94%

Private strategies	1,880	37	40	688	2,645	0.91%

Core AUM	22,688	1,148	4,188	714	28,738	0.50%

Non-core AUM	745	(26)	(17)	(702) (4)	—	n/a

Total AUM (5)	23,433	1,122	4,171	12	28,738	0.50%
(1) See "Net inflows" and "Other net inflows" in the key performance indicators and non-IFRS and other financial measures section of this MD&A. Full-year figures were reclassified to conform with current presentation.

(2) Management fee rate represents the weighted average fees for all funds in the category, net of trailer, sub-advisor and fund expenses.
(3) Includes institutional managed accounts and high net worth discretionary managed accounts in the U.S.
(4) We exited our non-core asset management business domiciled in Korea. Historically, Korea was immaterial to our overall operations as it accounted for less than 1% of consolidated net income and adjusted base EBITDA.

(5) No performance fees are earned on exchange listed products. Performance fees are earned on certain precious metals strategies and are based on returns above relevant benchmarks. Other managed equities strategies primarily earn performance fees on flow-through products. Private strategies LPs earn carried interest calculated as a predetermined net profit over a preferred return.

Key revenue lines
Management, carried interest and performance fees
Management fees were $34.5 million in the quarter, up $6.1 million (21%) from the quarter ended December 31, 2022 and $132.3 million on a full-year basis, up $16.9 million (15%) from the year ended December 31, 2022. Carried interest and performance fees were $0.5 million in the quarter, down $0.7 million (59%) from the quarter ended December 31, 2022 and $0.9 million on a full-year basis, down $2.4 million (73%) from the year ended December 31, 2022. Net fees were $31.5 million in the quarter, up $4.9 million (18%) from the quarter ended December 31, 2022 and $120.7 million on a full-year basis, up $13.7 million (13%) from the year ended December 31, 2022. Our revenue performance was due to higher average AUM across most of our exchange listed products and higher average AUM in our private strategies funds as a result of two new fund launches. On a full-year basis, these increases were partially offset by lower average AUM in our managed equities segment and lower carried interest crystallization in our private strategies segment.
Commission revenues
Commission revenues were $1.3 million in the quarter, down $3.7 million (74%) from the quarter ended December 31, 2022 and $8.3 million on a full-year basis, down $22.4 million (73%) from the year ended December 31, 2022. Net commissions were $0.7 million in the quarter, down $2.1 million (75%) from the quarter ended December 31, 2022 and $4.6 million on a full-year basis, down $11.6 million (71%) from the year ended December 31, 2022. Lower commissions were due to lower ATM activity in our physical uranium trust on a full-year basis and the sale of our former Canadian broker-dealer in the second quarter.
Finance income
Finance income was $1.2 million in the quarter, down $0.2 million (16%) from the quarter ended December 31, 2022 and $4.9 million on a full-year basis, down $0.1 million (3%) from the year ended December 31, 2022. Our results were primarily driven by lower income generation in co-investment positions we hold in LPs managed in our private strategies segment.

Key expense lines
Compensation
Net compensation expense was $14.8 million in the quarter, up $2.3 million (18%) from the quarter ended December 31, 2022 and $60.4 million on a full-year basis, up $4.1 million (7%) from the year ended December 31, 2022. The increase in the quarter and on a full-year basis was primarily due to new hires and increased AIP accruals on higher net fee generation.
Selling, general & administrative ("SG&A")
SG&A was $4.2 million in the quarter, up $0.1 million (3%) from the quarter ended December 31, 2022 and $17.5 million on a full-year basis, up $1.5 million (9%) from the year ended December 31, 2022. The increase in the quarter and on a full-year basis was due to higher marketing and technology costs.
Earnings
Net income was $9.7 million ($0.38 per share) in the quarter, up 32% from $7.3 million ($0.29 per share) for the quarter ended December 31, 2022. On a full-year basis, net income was $41.8 million ($1.66 per share), up 137% from $17.6 million ($0.70 per share) for the year ended December 31, 2022. Net income in the quarter benefited from higher average AUM across most of our exchange listed products and private strategies. On a full-year basis we benefited from higher average AUM as noted previously, but also from the second quarter realization of an unrecorded contingent asset relating to a prior period acquisition.

Adjusted base EBITDA was $18.8 million ($0.75 per share) in the quarter, up 4% from $18.1 million ($0.72 per share) for the quarter ended December 31, 2022. On a full-year basis, adjusted base EBITDA was $71.9 million ($2.85 per share), up 1% from $71 million ($2.83 per share) for the year ended December 31, 2022. The increased management fees generated from higher average AUM on a full-year basis were largely offset by lower commission income due to the sale of our former Canadian broker-dealer during the second quarter of the year.

Additional revenues and expenses
Investment gains in the quarter and on a full-year basis were from market value appreciation in our co-investments and equity holdings.
Other income was lower in the quarter and higher on a full-year basis. The decrease in the quarter was due to lower miscellaneous income and the increase on a full-year basis was due to the realization of an unrecorded contingent asset in the second quarter.
Other expenses were higher on a full-year basis due to costs related to the exit of our non-core businesses (Korea and our former Canadian broker-dealer). See Note 5 of the annual financial statements for further details.
Depreciation of property and equipment was lower in the quarter and on a full-year basis due to a decrease in depreciation expense related to cancelled lease agreements on the sale of Korea.

Balance sheet
Total assets were $378.8 million, down $4.9 million from December 31, 2022. The decrease was due to a reduction in cash on the partial repayment of our loan facility, which more than offset the increase in co-investments held by the Company. Total liabilities were $73.1 million, down $33.3 million from December 31, 2022. The decrease was due to the partial pay down of the loan facility mentioned above. Total shareholder's equity was $305.7 million, up $28.4 million from December 31, 2022.

Reportable operating segments
Exchange listed products

	3 months ended		12 months ended

(In thousands $)	Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2023	Dec. 31, 2022

Summary income statement
Management fees	22,744	17,544	81,417	67,609
Trailer, sub-advisory and fund expenses	(1,580)	(826)	(5,058)	(2,840)
Net fees	21,164	16,718	76,359	64,769

Commissions	947	359	2,390	9,119
Commission expense - internal	(66)	(26)	(171)	(682)
Commission expense - external	(441)	(187)	(1,186)	(4,588)
Net commissions	440	146	1,033	3,849

Gain (loss) on investments	317	634	(359)	3
Other income	65	52	19,853	88
Total net revenues	21,986	17,550	96,886	68,709

Net compensation	3,518	2,987	13,422	12,016
Severance, new hire accruals and other	56	164	89	591
Selling, general and administrative	1,565	947	5,831	3,004
Interest expense	476	527	2,376	1,315
Depreciation and amortization	46	27	161	104
Other expenses	2,732	(56)	1,012	2,081
Total expenses	8,393	4,596	22,891	19,111

Income before income taxes	13,593	12,954	73,995	49,598
Adjusted base EBITDA	17,401	13,800	62,303	56,948
Operating margin	80%	81%	80%	83%

Total AUM	23,202,564	18,055,140	23,202,564	18,055,140
Average AUM	21,675,252	17,085,679	19,689,463	16,724,098

3 and 12 months ended

Income before income taxes was $13.6 million in the quarter, up $0.6 million (5%) from the quarter ended December 31, 2022 and was $74 million on a full-year basis, up $24.4 million (49%) from the year ended December 31, 2022. Adjusted base EBITDA was $17.4 million in the quarter, up $3.6 million (26%) from the quarter ended December 31, 2022 and was $62.3 million on a full-year basis, up $5.4 million (9%) from the year ended December 31, 2022. Our three and twelve months ended results benefited from higher average AUM across most of our exchange listed products. Income before income taxes on a full- year basis also benefited from the receipt of shares on the realization of an unrecorded contingent asset from a historical acquisition in the second quarter of the year.

Managed equities

	3 months ended		12 months ended

(In thousands $)	Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2023	Dec. 31, 2022

Summary income statement
Management fees	6,606	6,386	28,128	30,577
Trailer, sub-advisor and fund expenses	(350)	(355)	(1,481)	(1,658)
Direct payouts	(824)	(694)	(3,520)	(3,768)
Carried interest and performance fees	253	559	641	578
Carried interest and performance fee payouts - internal	(108)	(240)	(344)	(254)
Net fees	5,577	5,656	23,424	25,475

Gain (loss) on investments	2,359	2,851	907	(2,246)
Other income	60	328	504	801
Total net revenues	7,996	8,835	24,835	24,030

Net compensation	3,139	2,579	12,976	11,483
Severance, new hire accruals and other	95	74	607	288
Selling, general and administrative	1,272	1,447	4,950	5,377
Interest expense	333	507	1,470	1,467
Depreciation and amortization	139	80	483	311
Other expenses	122	(26)	391	1,028
Total expenses	5,100	4,661	20,877	19,954

Income before income taxes	2,896	4,174	3,958	4,076
Adjusted base EBITDA	1,601	1,845	7,756	9,932
Operating margin	29%	33%	34%	39%

Total AUM	2,890,060	2,752,700	2,890,060	2,752,700
Average AUM	2,717,386	2,634,818	2,801,864	2,940,192
3 and 12 months ended

Income before income taxes was $2.9 million in the quarter, down $1.3 million (31%) from the quarter ended December 31, 2022 and was $4 million on a full-year basis, down $0.1 million (3%) from the year ended December 31, 2022. Adjusted base EBITDA was $1.6 million in the quarter, down $0.2 million (13%) from the quarter ended December 31, 2022 and was $7.8 million on a full-year basis, down $2.2 million (22%) from the year ended December 31, 2022. Our three and twelve months ended results were impacted by market value pressures and modest redemption activities on our managed equities products, coupled with higher compensation expense relating to new hires.

Private strategies

	3 months ended		12 months ended

(In thousands $)	Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2023	Dec. 31, 2022

Summary income statement
Management fees	5,304	3,599	21,290	13,442
Trailer, sub-advisor and fund expenses	(35)	(23)	(172)	(95)
Direct payouts	(459)	(420)	(1,764)	(1,123)
Carried interest and performance fees	250	660	250	2,687
Carried interest and performance fee payouts - internal	(114)	(327)	(114)	(1,342)
Carried interest and performance fee payouts - external	—	(121)	—	(597)
Net fees	4,946	3,368	19,490	12,972

Finance income	1,133	1,319	4,442	4,794
Gain (loss) on investments	212	(4,672)	2,142	(4,007)
Other income	4	9	59	68
Total net revenues	6,295	24	26,133	13,827

Net compensation	2,500	1,431	9,917	6,842
Severance, new hire accruals and other	—	103	54	416
Selling, general and administrative	356	264	1,576	1,064
Interest expense	2	—	6	—
Depreciation and amortization	7	—	25	—
Other expenses	1,661	131	1,976	921
Total expenses	4,526	1,929	13,554	9,243

Income (loss) before income taxes	1,769	(1,905)	12,579	4,584
Adjusted base EBITDA	3,090	2,796	12,361	9,207
Operating margin	52%	62%	52%	54%

Total AUM	2,645,118	1,879,840	2,645,118	1,879,840
Average AUM	2,621,471	1,882,378	2,407,990	1,636,178

3 and 12 months ended

Income before income taxes was $1.8 million in the quarter, up $3.7 million from the quarter ended December 31, 2022 and was $12.6 million on a full-year basis, up $8 million from the year ended December 31, 2022. Adjusted base EBITDA was $3.1 million in the quarter, up $0.3 million (11%) from the quarter ended December 31, 2022 and was $12.4 million on a full-year basis, up $3.2 million (34%) from the year ended December 31, 2022. Our three and twelve months ended results benefited from a combination of new fund launches and increased capital calls. Our income before income taxes also benefited from market value appreciation of our co-investments.

Corporate
This segment is a cost center that provides capital, balance sheet management and shared services to the Company's subsidiaries.

	3 months ended		12 months ended

(In thousands $)	Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2023	Dec. 31, 2022

Summary income statement
Gain (loss) on investments	(296)	118	(321)	(3,388)
Other income	39	47	123	100
Total revenues	(257)	165	(198)	(3,288)

Net compensation	5,260	4,255	20,104	18,547
Severance, new hire accruals and other	23	632	4,746	3,329
Selling, general and administrative	659	491	2,486	2,390
Interest expense	33	29	127	125
Depreciation and amortization	462	439	1,759	1,808
Other expenses	765	502	4,554	5,047
Total expenses	7,202	6,348	33,776	31,246

Income (loss) before income taxes	(7,459)	(6,183)	(33,974)	(34,534)
Adjusted base EBITDA	(2,954)	(2,119)	(11,047)	(10,518)

3 and 12 months ended

•Investment losses were experienced from market value depreciation of certain equity holdings.

•Net compensation was higher due to salary increases and new hires.

•Severance on a full-year basis includes a 3-year LTIP transition payment made to the former CEO that was accelerated upon successful completion of the SCP sale during the second quarter of the year.

•Other expenses were higher in the quarter and lower on a full-year basis primarily due to FX translation movements.

Dividends
The following dividends were declared by the Company during the last three years:

Record date	Payment date	Cash dividend per share	Total dividend amount (in thousands $)
November 13, 2023 - Regular dividend Q3 2023	November 28, 2023	$0.25	6,458
August 21, 2023 - Regular dividend Q2 2023	September 5, 2023	$0.25	6,467
May 15, 2023 - Regular dividend Q1 2023	May 30, 2023	$0.25	6,482
March 6, 2023 - Regular dividend Q4 2022	March 21, 2023	$0.25	6,489
Dividends declared in 2023 (1)			25,896
November 14, 2022 - Regular dividend Q3 2022	November 29, 2022	$0.25	6,480
August 12, 2022 - Regular dividend Q2 2022	August 29, 2022	$0.25	6,484
May 16, 2022 - Regular dividend Q1 2022	May 31, 2022	$0.25	6,500
March 7, 2022 - Regular dividend Q4 2021	March 22, 2022	$0.25	6,467
Dividends declared in 2022			25,931
November 15, 2021 - Regular dividend Q3 2021	November 30, 2021	$0.25	6,429
August 16, 2021 - Regular dividend Q2 2021	August 31, 2021	$0.25	6,426
May 17, 2021 - Regular dividend Q1 2021	June 1, 2021	$0.25	6,426
March 8, 2021 - Regular dividend Q4 2020	March 23, 2021	$0.25	6,426
Dividends declared in 2021			25,707
(1) Subsequent to year end, on February 20, 2024, a regular dividend of $0.25 per common share was declared for the quarter ended December 31, 2023. This dividend is payable on March 19, 2024 to shareholders of record at the close of business on March 4, 2024.

Capital stock
Including the 0.5 million unvested common shares currently held in the EPSP Trust (December 31, 2022 - 0.6 million), total capital stock issued and outstanding was 25.9 million (December 31, 2022 - 26 million). The decrease in the period was due to the repurchase and cancellation of 126,353 shares through the normal course issuer bid.
Earnings per share for the current and prior periods have been calculated using the weighted average number of shares outstanding during the respective periods. Basic earnings per share was $0.38 for the quarter and $1.66 on a full-year basis, compared to $0.29 and $0.70 in the prior periods, respectively. Diluted earnings per share was $0.37 in the quarter and $1.60 on a full-year basis compared to $0.28 and $0.67 in the prior periods, respectively. Diluted earnings per share reflects the dilutive effect of in-the-money stock options, unvested shares held in the EPSP Trust and outstanding restricted stock units.
A total of 12,500 stock options are outstanding pursuant to our stock option plan, all of which are exercisable.

Liquidity and capital resources
As at December 31, 2023, the Company had $24.2 million (December 31, 2022 - $54.4 million) outstanding on its credit facility, all of which is due on August 8, 2028. The decrease in the year was due to the repayment of $30.2 million of our loan facility. As at December 31, 2023, the Company was in compliance with all covenants, terms and conditions under the credit facility.
The Company has access to a credit facility of $75 million with a major Canadian schedule I chartered bank. Amounts under the facility may be borrowed through prime rate loans or bankers’ acceptances. Amounts may also be borrowed in U.S. dollars through base rate loans.
Key terms under the current credit facility are noted below:

Structure
•5-year, $75 million revolver with "bullet maturity" August 8, 2028
Interest rate
•U.S. prime rate + 105 bps; or
•Canadian prime rate + 55 bps;
Covenant terms
•Minimum AUM: CAD$15.4 billion;
•Debt to EBITDA less than or equal to 2.5:1; and
•EBITDA to interest expense more than or equal to 2.5:1

Commitments
The Company has commitments to make co-investments in private strategies LPs or commitments to make co-investments in fund strategies in the Company's other segments. As at December 31, 2023, the Company had $4 million in co-investment commitments in private strategies LPs due within one year (December 31, 2022 - $5.7 million) and $1.9 million due after 12 months (December 31, 2022 - $0.4 million). During the year, the Company signed a new lease for its existing Toronto office location that is set to commence on January 1, 2024.
The following are the remaining contractual maturities of financial liabilities as at December 31, 2023 (in thousands $):

Contractual obligations	Carrying Amount	Less than 1 year	1-3 years	4-5 years	More than 5 years
Operating accounts payable	11,749	11,749	—	—	—
Compensation payable	7,822	7,822	—	—	—
Contingent consideration on URNM acquisition	4,470	4,470	—	—	—
Lease obligation	2,096	765	1,244	87	—
Loan facility	24,237	—	—	24,237	—
Total contractual obligations	50,374	24,806	1,244	24,324	—

Critical accounting estimates and significant judgments
The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are described below. The Company based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions and estimates as they occur. The Company’s material accounting policy information are described in Note 2 of the December 31, 2023 audited annual financial statements. Certain of these accounting policies require management to make key assumptions concerning the future and consider other sources of estimation uncertainty at the reporting date. These accounting estimates are considered critical because they require subjective and/or complex judgments that may have a material impact on the value of our assets, liabilities, revenues and expenses.

Critical accounting estimates

Impairment of goodwill and intangible assets

All indefinite life intangible assets and goodwill are assessed for impairment annually, however, finite life intangibles are only tested for impairment to the extent indicators of impairment exist at the time of a quarterly assessment. In the case of goodwill and indefinite life intangibles, this annual test for impairment augments the quarterly impairment indicator assessments. Values associated with goodwill and intangibles involve estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates, AUM and asset lives. These estimates require significant judgment regarding market growth rates, fund flow assumptions, expected margins and costs, which could affect the Company's future results if estimates of future performance and fair value change.

Fair value of financial instruments

When the fair value of financial assets and financial liabilities recorded in the consolidated balance sheets cannot be derived from active markets, they are determined using valuation techniques and models. Model inputs are taken from observable markets where possible, but where this is not feasible, unobservable inputs may be used. These unobservable inputs include, but are not limited to, projected cash flows, discount rates, comparable recent transactions, volatility of underlying securities in warrant valuations and extraction recovery rates of mining projects. The use of unobservable inputs can involve significant judgment and materially affect the reported fair value of financial instruments.

Contingent consideration

The acquisition of the Sprott Uranium Miners ETF in 2022 necessitated the recognition of a contingent consideration for the amounts payable in cash under the terms of the purchase agreement. The consideration is subject to certain financial performance conditions based on the average AUM of the fund over the two-year period from closing of the transaction. The key judgments utilized in the estimation of the contingent consideration were fund flow and market value assumptions.

Significant judgments

Investments in other entities

IFRS 10 Consolidated Financial Statements ("IFRS 10") and IAS 28 Investments in Associates and Joint Ventures ("IAS 28") provide for the use of judgment in determining whether an investee should be included within the consolidated financial statements of the Company and on what basis (subsidiary, joint venture, financial instrument or associate). Significant judgment is applied in evaluating facts and circumstances relevant to the Company and investee, including: (1) the extent of the Company's direct and indirect interest in the investee; (2) the level of compensation to be received from the investee for management and other services provided to it; (3) "kick out rights" available to other investors in the investee; and (4) other indicators of the extent of power that the Company has over the investee.

Managing financial risks
Market risk
The Company separates market risk into three categories: price risk, interest rate risk and foreign currency risk.
Price risk
Price risk arises from the possibility that changes in the price of the Company's on and off-balance sheet assets and liabilities will result in changes in carrying value or recoverable amounts. The Company's revenues are also exposed to price risk since management fees, carried interest and performance fees are correlated with AUM, which fluctuates with changes in the market values of the assets in the funds and managed accounts managed by the Company.
Interest rate risk
Interest rate risk arises from the possibility that changes in interest rates will adversely affect the value of, or cash flows from, financial assets and liabilities. The Company’s earnings, particularly through its private strategies segment, are exposed to volatility as a result of sudden changes in interest rates. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.
Foreign currency risk
The Company enters into transactions that are denominated primarily in U.S. and Canadian dollars. Foreign currency risk arises from foreign exchange rate movements that could negatively impact either the carrying value of financial assets and liabilities or the related cash flows which are denominated in currencies other than the functional currency of the Company and its subsidiaries. The Company may employ certain hedging strategies to mitigate foreign currency risk.
Credit risk
Credit risk is the risk that a borrower will not honor its commitments and a loss to the Company may result. Credit risk generally arises in the Company's investments portfolio.
Investments
The Company incurs credit risk when entering into, settling and financing transactions with counterparties. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.
Other
The majority of receivables relate to management fees, carried interest and performance fees receivable from the funds and managed accounts managed by the Company. These receivables are short-term in nature and any credit risk associated with them is managed by dealing with counterparties that the Company believes to be creditworthy and by actively monitoring credit exposure and the financial health of the counterparties.
Liquidity risk
Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they come due. The Company's exposure to liquidity risk is minimal as it maintains sufficient levels of liquid assets to meet its obligations as they come due. Additionally, the Company has access to a $75 million committed line of credit with a major Canadian schedule I chartered bank.

The Company's exposure to liquidity risk as it relates to our co-investments in private strategies LPs arises from fluctuations in cash flows from making capital calls and receiving capital distributions. The Company manages its co-investment liquidity risk through the ongoing monitoring of scheduled capital calls and distributions ("match funding") and through its broader treasury risk management program and enterprise capital budgeting.
Financial liabilities, including accounts payable and accrued liabilities and compensation payable, are short-term in nature and are generally due within a year.
The Company's management team is responsible for reviewing resources to ensure funds are readily available to meet its financial obligations as they come due and ensuring adequate funds exist to support business strategies and operations growth. The Company manages liquidity risk by monitoring cash balances on a daily basis and through its broader treasury risk management program. To meet any liquidity shortfalls, actions taken by the Company could include: drawing on the line of credit; slowing its co-investment activities; liquidating investments; adjusting or otherwise temporarily suspending AIPs; cutting or temporarily suspending its dividend; and/or issuing common shares.
Concentration risk
A significant portion of the Company's AUM and its investments are focused on the natural resource sector, and in particular, precious metals and critical materials related investments and transactions. In addition, from time-to-time, certain investments may be concentrated to a material degree in a single position or group of positions. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.
Disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR")
Management is responsible for the design and operational effectiveness of DC&P and ICFR in order to provide reasonable assurance regarding the disclosure of material information relating to the Company. This includes information required to be disclosed in the Company's annual filings, interim filings and other reports filed under securities legislation, as well as the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.
Our chief executive officer and chief financial officer, after evaluating the effectiveness of our DC&P and ICFR (as defined in the applicable U.S. and Canadian securities laws), concluded that the Company's DC&P and ICFR were properly designed and were operating effectively as at December 31, 2023. In addition, there were no material changes to ICFR during the year.

Managing non-financial risks
Confidentiality of information
Confidentiality is essential to the success of the Company's business, and it strives to consistently maintain the highest standards of trust, integrity and professionalism. Account information is kept under strict control in compliance with all applicable laws, and physical, procedural, and electronic safeguards are maintained in order to protect this information from access by unauthorized parties. The Company keeps the affairs of its clients confidential and does not disclose the identities of clients (absent expressed client consent to do so). If a prospective client requests a reference, the Company will not provide the name of an existing client before receiving permission from that client to do so.
Conflicts of interest
The Company established a number of policies with respect to employee personal trading. Employees may not trade any of the securities held or being considered for investment by any of the Company's funds without prior approval. In addition, employees must receive prior approval before they are permitted to buy or sell securities. Speculative trading is strongly discouraged. All employees must comply with the Company's Code of Ethics. The code establishes strict rules for professional conduct including the management of conflicts of interest.

Independent review committee
National Instrument 81-107 - Independent Review Committee for Investment Funds (“NI 81-107”) requires all publicly offered investment funds in Canada to establish an independent review committee ("IRC") to whom all conflicts of interest matters must be referred for review and approval. The Company established an IRC for its Canadian public funds. As required by NI 81-107, the Company established written policies and procedures for dealing with conflict of interest matters and maintains records in respect of these matters and provides assistance to the IRC in carrying out its functions. The IRC is comprised of three independent members, and is subject to requirements to conduct regular assessments and provide reports to the Company and to the holders of interests in public funds in respect of its functions.
Insurance
The Company maintains appropriate insurance coverage for general business and liability risks as well as insurance coverage required by regulation. Insurance coverage is reviewed periodically to ensure continued adequacy.
Internal controls and procedures
Several of the Company's subsidiaries operate in regulated environments and are subject to business conduct rules and other rules and regulations. The Company has internal control policies related to business conduct. They include controls required to ensure compliance with the rules and regulations of relevant regulatory bodies including the OSC, the Canadian Investment Regulatory Organization, FINRA and the U.S. Securities and Exchange Commission ("SEC").
Enterprise risk management
The starting point to any enterprise risk management program (“ERM”) is the articulation of a risk appetite, which is the amount and types of risk we are willing to accept in our pursuit of business objectives. A company’s risk appetite is the bedrock upon which an ERM framework is established.
Our risk appetite is primarily based on specific regulatory and legal environment considerations; general environmental, social and governance responsibilities; the need for sound capital adequacy and treasury management processes; the preservation of our positive reputation among current and future stakeholders; the natural expectation of our shareholders that we take appropriate and reasonable levels of risk in our various business segments to maximize shareholder returns; and our overall desire to be good corporate citizens as part of our organizational culture and core values. The aforementioned considerations formed the basis for our risk appetite statements noted below:

•Regardless of loss probability, we will only accept inherent or residual risks that we have a proven, demonstrable ability to understand, diligently manage on an ongoing basis and thoroughly consider and balance relative to the outcomes; and

•Our risk appetite is low around any actions or inactions that could materially jeopardize the Company’s reputation, core values or commitment to its stakeholders. Furthermore, at no point would we ever accept existential inherent or residual risks, regardless of loss probability.

The ERM process involves a comprehensive drill down through the organization to its constituent parts to identify all salient risks and evaluate them through the lens of our risk appetite. The following is a summary of the ERM steps used to filter organizational risks through our risk appetite:

•Identify all major processes within each business segment (and enterprise shared services function supporting them);

•Identify materially relevant inherent risks (both quantitative and qualitative), that may arise in each major process area;

•Rate each inherent risk (in the absence of internal controls) based on the degree of event probability and impact to the organization;

•Determine our risk tolerance for each inherent risk previously identified and rated;

•Identify internal controls in place (or needed) to mitigate the inherent risks down to the appropriate “residual level” (i.e. determine the post-controls risk rating and compare it to our predetermined risk tolerance level). NOTE: we stratify our internal controls universe using the “three lines of defense” approach recommended by the Institute of Internal Auditors prior to evaluating the effectiveness of internal controls;

•Compare all residual risk ratings to their corresponding risk tolerance level to ensure the risk is being appropriately managed (i.e. there are a sufficient number of, and appropriate types of, internal controls in place to manage the risk in light of our risk tolerance), and if not, take further action; and

•Test, document and report on the effectiveness of the ERM program in managing risks within the boundaries of our risk appetite.

Additional information relating to the Company, including the Company's Annual Information Form is available on EDGAR at www.sec.gov and SEDAR+ at www.sedarplus.com.